Filed by Barclays PLC Pursuant to
                                   Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 under the
                                                 Securities Exchange Act of 1934

                                                              Subject Companies:
                                                                    Barclays PLC
                                                   (Commission File No. 1-09246)
                                                               Barclays Bank PLC
                                                   (Commission File No. 1-10257)
                                                           ABN AMRO Holding N.V.
                                                   (Commission File No. 1-14624)
                                                              ABN AMRO Bank N.V.
                                                (Commission File No. 1-14624-05)


On Wednesday, April 18, 2007, the following was posted on Barclays Group Intranet site:

John Varley:  Our discussions are progressing

Dear Colleague

I am very conscious that I have been silent for a while on the subject of our discussions with ABN Amro. I wanted to give you this update and also explain why I've not been writing as often as I would like. For legal and regulatory reasons I am severely limited in what I can share with you.

I know that you will have been reading all the coverage in the press, and you may have seen our announcement yesterday that we and ABN Amro have extended the exclusive conversations to the end of this week. I know that it is unsettling to have all this coverage about Barclays in the press - I feel it myself. But if you ask me 'is it worth it?', then my answer is a clear yes.
Our discussions are progressing and if we are able to conclude, in due course, the right combination with ABN Amro then that would be a great outcome for the employees of Barclays, for our shareholders and for our customers and clients. That's why I want to do it. But as I have said to you before, were we to decide that we should not proceed then we have plenty of momentum of our own and plenty of opportunities. We are examining the ABN Amro combination from a position of strength, and that means if we choose to walk away, we can.

Thank you for being patient.

John

John Varley
Group Chief Executive

________________________________________________________________________________


Future SEC Filings and this Filing: Important Information

In the event that Barclays PLC and ABN AMRO Holding N.V. enter into a transaction, they may be required to file relevant materials with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays PLC and ABN AMRO Holding N.V., without charge, once they are filed with the SEC.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.